Pirouette Medical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pirouette Medical, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 8, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,212,307	5,550,952
Prepaid Expenses	61,558	389,243
Other Assets	20,923	175
Total Current Assets	6,294,788	5,940,370
Non-current Assets		
Furniture, Fixtures, Office Equipment, Machinery & Equipment, net of Accumulated Depreciation	291,048	261,561
Intangible Assets: Software, Patents, and Trademarks, net of Accumulated Amortization	471,697	382,451
Total Non-Current Assets	762,745	644,012
TOTAL ASSETS	7,057,533	6,584,382
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,291	-
Accrued Expenses	99,696	456
Accrued Payroll Liabilities	18,706	6,211
Total Current Liabilities	132,693	6,667
Non-current Liabilities		
Future Equity Obligations	3,281,501	-
Total Non-current Liabilities	3,281,501	-
TOTAL LIABILITIES	3,414,194	6,667
EQUITY		
Preferred Stock	4,450,042	4,450,042
Additional Paid-in Capital	5,403,450	5,403,450
Accumulated Deficit	(6,210,153)	(3,275,777)
Total Equity	3,643,339	6,577,715
TOTAL LIABILITIES AND EQUITY	7,057,533	6,584,382

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	1,815,730	668,541
Research and Development	1,075,311	102,774
Rent and Lease	30,479	-
Depreciation	6,062	43,137
Amortization	18,639	18,474
Total Operating Expenses	2,946,221	832,926
Operating Income (loss)	(2,946,221)	(832,926)
Other Income		
PPP Loan Forgiveness	-	62,500
Interest Income	11,845	2,449
Total Other Income	11,845	64,949
Earnings Before Income Taxes	(2,934,376)	(767,977)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,934,376)	(767,977)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,934,376)	(767,977)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	6,062	43,137
Amortization	18,639	18,474
Accounts Payable and Accrued Expenses	113,531	(29,832)
Accrued Payroll Expenses	12,495	6,211
PPP Loan Forgiveness	-	(62,500)
Prepaid Expenses	327,685	(305,319)
Other	(20,748)	(175)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	457,664	(330,004)
Net Cash provided by (used in) Operating Activities	(2,476,712)	(1,097,981)
INVESTING ACTIVITIES		
Furniture, Fixtures, Machinery & Equipment, & Office Equipment	(33,441)	(198,009)
Trademark & Patents	(109,993)	(27,651)
Net Cash provided by (used by) Investing Activities	(143,434)	(225,660)
FINANCING ACTIVITIES		
Proceeds from Preferred Stock	-	42
Additional Proceeds from Paid-in Capital	-	5,403,450
Proceeds from Future Equity Obligations	3,281,501	1,250,000
Net Cash provided by (used in) Financing Activities	3,281,501	6,653,492
Cash at the beginning of period	5,550,952	221,101
Net Cash increase (decrease) for period	661,355	5,329,851
Cash at end of period	6,212,307	5,550,952

**Statement of Changes in Shareholder Equity**

	Common Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series A3 Preferred Stock		Series A4 Preferred Stock		Series A5 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,507,800)	(2,507,800)
Conversion of SAFEs	-	-	1,288,640	1,125,000	468,793	450,000	1,587,054	1,625,000	1,093,863	125,000	878,989	1,125,000	-	-	4,450,000
Issuance of Stock	10,000,000	-	-	-	-	-	-	-	-	-	4,221,899	42	5,403,450	-	5,403,492
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(767,977)	(767,977)
Ending Balance 12/31/2021	10,000,000	-	1,288,640	1,125,000	468,793	450,000	1,587,054	1,625,000	1,093,863	125,000	5,100,888	1,125,042	5,403,450	(3,275,777)	6,577,715
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,934,376)	(2,934,376)
Ending Balance 12/31/2022	10,000,000	-	1,288,640	1,125,000	468,793	450,000	1,587,054	1,625,000	1,093,863	125,000	5,100,888	1,125,042	5,403,450	(6,210,153)	3,643,339

Pirouette Medical, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pirouette Medical, Inc. ("the Company") was formed in Delaware on May 26th, 2021. Pirouette Medical LLC was formed in Delaware on June 8th, 2017. Pirouette Medical was converted from an LLC to C-Corp on May 26, 2021 and retained the same EIN. The Company is a cutting-edge pharmaceutical company that is changing the ways drugs are delivered and revolutionize healthcare accessibility. The Company plans to earn revenue by selling their innovative drug-delivery communication devices (drug-device) and associated products through various pathways such as in bulk to wholesale distributors or direct to consumers. Additional revenue pathways exist such as licensing the delivery system to drug manufacturers. The Company's customers will be located first in the United States (FDA Approval) and then spread to a global market, pending subsequent approvals. Currently the Company is in the design and development phases of their initial products, has not attained FDA approval, and is thus not revenue generating.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture, Fixtures, & Office Equipment	5-10	22,713	(2,855)	-	19,858
Machinery & Equipment	5-15	277,303	(6,113)	-	271,190
Grand Total	**-**	**300,016**	**(8,968)**	**-**	**291,048**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 4 years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Software	4	8,428	(4,917)	-	3,511
Patents	20	424,663	(37,112)	-	387,551
Trademarks	Indefinite	80,635	-	-	80,635
Grand Total	-	**513,726**	**(42,029)**	-	**471,697**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Massachusetts, New York, Pennsylvania, and Wisconsin. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its office space at 200 International Drive Suite 170 under a month-to-month lease requiring monthly payments of $1,667. This is cancelable upon 30 days written notice. In May of 2023, the Company signed a 5 year lease agreement with monthly payments of approximately $7,298 to expand their facility into the adjacent high bay spaces to accommodate the growing team as well as the manufacturing and testing of devices.

NOTE 5 – LIABILITIES AND DEBT

During the period from 2017 to 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event ranging from no discount to a 25% discount. The valuation caps of the agreements entered range from no stated discount to $15M. All SAFEs issued prior to 2022 were converted into preferred stock in 2021 upon a qualified financing event.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties in 2022 totaling $3,281,501. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $55M.

NOTE 6 – EQUITY

Pirouette Medical Inc. has authorized 21,000,000 common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 9,692,782 preferred shares with a par value of $0.00001 per share. 9,539,238 shares were issued and outstanding as of 2022. Of those shares, there were 1,288,640 Series A1 Preferred Stock authorized, issued and outstanding as of December 31st, 2022, 468,793 Series A2 Preferred Stock authorized, issued and outstanding as of December 31st, 2022, 1,587,054 Series A3 Preferred Stock authorized, issued and outstanding as of December 31st, 2022, 1,093,863 Series A4 Preferred Stock authorized, issued and outstanding as of December 31st, 2022, and 5,254,432 Series A5 Preferred Stock authorized with 5,100,888 issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 8, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) in 2023 with third parties totaling $634,700. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $55M.

Between January 1, 2023, and October 31, 2023, the Company spent $1,402,000 on research and development and prepaid assets.

Between January 1, 2023, and October 31, 2023, the Company spent $613,000 on capital equipment, $144,000 on Leasehold Improvements, and $70,000 on a cleanroom to support short-term research and development as well as long-term commercial manufacturing.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of additional lease entered into.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.